EXHIBIT 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces Tasiast work stoppage ends
and production resumes

Toronto, Ontario, June 11, 2012 – Kinross Gold Corporation (TSX: K, NYSE: KGC) announced today that the unlawful work stoppage at its Tasiast mine that began on June 5 has ended. Employees returned to work on June 9, and production has resumed.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 8,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

p.1 Kinross announces Tasiast work stoppage ends                                                                                                                                       www.kinross.com